

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

<u>Via E-Mail</u>
Stephen K. Coss, Esq.
Senior Vice President and General Counsel
Sonic Automotive, Inc.
4401 Colwick Road
Charlotte, North Carolina 28211

>   **Re: Sonic Automotive, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed September 4, 2012**
>   **File No. 333-183709**

Dear Mr. Coss:

    We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cautionary Notice Regarding Forward-Looking Statements, page ii</u>

1.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offering.

Prospectus Summary, page 1

The Exchange Offer, page 2

Delivery of Series B Notes, page 5

2.   We note the disclosure indicating that you will deliver new notes "as soon as reasonably practicable" after acceptance or return any old notes not accepted for exchange "as promptly as practicable" upon expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Additionally, please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance.

The Exchange Offer, page 23

Expiration Date; Amendments, page 26

3.   You reserve the right, on page 26, "to delay accepting any [notes]…" under certain conditions. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please so state. This comment also applies to the delay referred to in the second paragraph on page 2 of your Form of Letter of Transmittal attached as Exhibit 99.1 to your registration statement.

Part II, page II-1

Item 20. Indemnification of Directors and Officers, page II-1

4.   Please provide the disclosure required by Item 702 of Regulation S-K for each co-registrant.

Exhibits

Exhibit 5.1 Opinion of Counsel

5.   Please have your counsel remove clause (vii) in the first paragraph on page 2 of its legal opinion. Please note it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. See Section II.B.3.a. of Staff Legal Bulletin No. 19 available on our website at www.sec.gov. Alternatively, please file as exhibits to your registration statement the opinion(s) of local counsel(s) as described in Section II.B.1.e of Staff Legal Bulletin No. 19. In addition,

please explain the purpose and need for the limitation in clause (v) on page 4 or revise to delete this limitation.

6.   We note counsel's limitation in the penultimate sentence of the third paragraph on page 2 of its opinion that its "opinions with respect to the laws of such states are based solely upon [counsel's] reading of the texts of the relevant corporate, limited liability company and limited partnership statutes." In light of the generally accepted view that an opinion that a debt security or guarantee is a binding obligation necessarily encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation, please either delete this limitation or appropriately revise this limitation. Please see Section II.B.1.e of Staff Legal Bulletin No. 19. In addition, counsel's statement that its "opinions … are based solely upon [counsel's] reading of the texts" of the relevant statute appears to inappropriately limit the scope of the opinion. Please see Section II.B.3.c of Staff Legal Bulletin No. 19.

7.   Please explain the purpose and need for the qualifications in clauses (ii)(A), (ii)(B)(II), (ii)(E) and (iii) on page 3 and clause (iv) on page 4 or revise to delete these clauses. Please see Sections II. B.1.e and II.B.3.a of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Stephen K. Coss
Sonic Automotive, Inc.
October 2, 2012
Page 4

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Thomas H. O'Donnell, Esq.
        Dykema Gossett PLLC